EXHIBIT 99.1

HEXO Corp. Announces New CFO

OTTAWA, Sept. 14, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it has hired Trent MacDonald to join the Company in the role of Chief Financial Officer, with a start date expected in the coming months.   Mr. MacDonald will begin as Chief Financial Officer upon following Health Canada’s Key Personnel change and security clearance processes, as required for his position under the Cannabis Act and Cannabis Regulations.  He will succeed Stephen Burwash, who will remain on as Chief Financial Officer through the transition period.

Mr. MacDonald brings more than 15 years of financial executive experience to HEXO, working for both publicly listed and private enterprises.  Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys’ (TSX: EMP.A) largest divisions and regions. Throughout his career, Trent has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability.

In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men’s grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

"We are very pleased to welcome Trent to the HEXO leadership team. We are excited about the experience he brings to HEXO as we continue to deal with challenging but exciting and promising times for the cannabis industry ,” said Sebastien St-Louis, Chief Executive Officer and co-founder of HEXO. “We also thank Stephen for his tremendous contribution to HEXO during his tenure as CFO. It has been an extremely busy period in which he made a number of lasting contributions to our success.  As our business grows and we execute our strategic plan, the Board and I felt it important to ensure that our management team have the skill set most beneficial for HEXO, and Trent’s mixture of financial leadership roles in combination with his proven entrepreneurial abilities make him a great fit.”

“Stephen has worked tirelessly during his time as CFO and his efforts and contributions have been very much appreciated by all members of the Board of Directors. We thank him for his positive input and unwavering commitment to HEXO and wish him the best in his future endeavours”, added Michael Munzar, Chair of the Board of Directors of HEXO. “We look forward to Trent building upon this solid foundation for HEXO and bringing his own unique experience and leadership to the CFO position as we continue our goal of building a great consumer packaged goods cannabis company.”

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com